UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                        CHINA MEDICAL TECHNOLOGIES, INC.
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE US$0.10 PER SHARE
                         (Title of Class of Securities)

                                    169483104
                                 (CUSIP Number)

                                  MAY 30, 2008
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 8



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CUSIP No. 169483104                                           Page 2 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PERRY CORP.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                        a.       [  ]
                        b.       [  ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK, UNITED STATES

                            5             Sole Voting Power
Number of                                          13,142,930
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         13,142,930
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                   13,142,930

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.80%(1)

12       Type of Reporting Person (See Instructions)

                                     IA, CO

---------------------
(1) The percentage set forth above is based upon an aggregate of 274,006,667 ordinary shares, par value US$0.10 per share, of China Medical Technologies, Inc. outstanding as of December 31, 2007.

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CUSIP No. 169483104                                           Page 3 of 10 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RICHARD C. PERRY

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                           a.       [ ]
                           b.       [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          13,142,930
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         13,142,930
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                   13,142,930

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                       [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    4.80%(2)

12       Type of Reporting Person (See Instructions)

                                     IN, HC


----------------------
(2) The percentage set forth above is based upon an aggregate of 274,006,667 ordinary shares, par value US$0.10 per share, of China Medical Technologies, Inc. outstanding as of December 31, 2007.


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CUSIP No. 169483104                                           Page 4 of 10 Pages


ITEM 1(A)         NAME OF ISSUER:

                  China Medical Technologies, Inc. (the "Issuer").

ITEM 1(B)         ADDRESS OF THE ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  No. 24 Yong Chang North Road
                  Beijing Economic-Technological Development Area
                  Beijing 100176
                  People's Republic of China

ITEM 2(A)         NAME OF PERSON FILING:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)  Perry Corp.; and

                  ii) Richard C. Perry, in his capacities as the President
                      and sole stockholder of Perry Corp. ("Mr. Perry").

                  This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

ITEM 2(B)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

ITEM 2(C)         CITIZENSHIP:

                  1) Perry Corp. is a New York corporation; and

                  2) Mr. Perry is a citizen of the United States.

ITEM 2(D)         TITLE OF CLASS OF SECURITIES:

                  Ordinary Shares, par value US$0.10 per share (the "Shares").

ITEM 2(E)         CUSIP NUMBER:

                  169483104

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
                  OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  i)  Perry Corp. is an investment adviser registered under
                      Section 203 of the Investment Advisers Act of 1940.

                  ii) Mr. Perry is a control person of Perry Corp.


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CUSIP No. 169483104                                           Page 5 of 10 Pages

ITEM 4.           OWNERSHIP:

ITEM 4(A)         AMOUNT BENEFICIALLY OWNED:

                  As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 13,142,930 Shares.

ITEM 4(B)         PERCENT OF CLASS:

                  As of December 31, 2007, the number of Shares outstanding was 274,006,667 according to the Issuer's Form 6-K filed on February 28, 2008. As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 4.80% of the total number of Shares outstanding held through American Depositary Receipts.

ITEM 4(C)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


      PERRY CORP.

      (i)     Sole power to vote or direct the vote                   13,142,930

      (ii)    Shared power to vote or to direct the vote                       0

      (iii)   Sole power to dispose or to direct the disposition
              of                                                      13,142,930

      (iv)    Shared power to dispose or to direct the disposition of          0

      MR. PERRY

      (i)     Sole power to vote or direct the vote                   13,142,930

      (ii)    Shared power to vote or to direct the vote                       0

      (iii)   Sole power to dispose or to direct the disposition
              of                                                      13,142,930

      (iv)    Shared power to dispose or to direct the disposition of          0


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                This Item 6 is not applicable.


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CUSIP No. 169483104                                           Page 6 of 10 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

                Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                This Item 8 is not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                This Item 9 is not applicable.

ITEM 10.        CERTIFICATION:

                By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.



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CUSIP No. 169483104                                           Page 7 of 10 Pages


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 6, 2008                PERRY CORP.

                                   Name:    /s/ Michael Neus*
                                            ------------------------------------
                                   By:      Richard C. Perry
                                   Title:   President




Date:  June 6, 2008                RICHARD C. PERRY

                                   By:      /s/ Michael Neus*
                                            ------------------------------------


*By Michael Neus, attorney-in-fact


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CUSIP No. 169483104                                           Page 8 of 10 Pages


                                  EXHIBIT INDEX
                                                                        PAGE NO.

A.      Joint Filing Agreement, dated as of June 6, 2008, by and
        among the Reporting Persons......................................     9

B.      Power of Attorney, dated June 21, 2005...........................    10




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CUSIP No. 169483104                                           Page 9 of 10 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares, par value US$0.10 per share, of China Medical Technologies, Inc., dated as of June 6, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  June 6, 2008                PERRY CORP.

                                   Name:    /s/ Michael Neus*
                                            ------------------------------------
                                   By:      Richard C. Perry
                                   Title:   President




Date:  June 6, 2008                RICHARD C. PERRY

                                   By:      /s/ Michael Neus*
                                            ------------------------------------


*By Michael Neus, attorney-in-fact


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CUSIP No. 169483104                                          Page 10 of 10 Pages


                                    EXHIBIT B

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

         All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

         This power of attorney shall be valid from the date hereof until revoked by me.

         IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

                                 /s/ Richard Perry
                                 ----------------------------
                                 Richard Perry